Exhibit 99.1

SATIXFY APPOINTS IDO GUR AS ITS NEW CHIEF EXECUTIVE OFFICER

Rehovot, Israel, January 13, 2023. SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that Mr. Ido Gur has been appointed Chief Executive Officer of SatixFy by the Company’s Board of Directors, replacing Mr. David Ripstein, effective January 15th.

Mr. Gur brings more than 20 years of extensive senior management experience in a range of industries, including telecommunications, mobile, networking, wireless and RF communications. He also brings a wealth of experience with early-stage technology companies, completing a number of exits over the years. Prior to SatixFy, he served as CEO of Saguna, an early-stage edge cloud computing company and led the company to be successfully acquired. He also previously served as CEO and President of VocalTec Communications, at the time a public company listed on Nasdaq, growing the company significantly, bringing it to profitability and ultimately completing a reverse merger with a US-based telecom company.

"I am very excited to join the SatixFy team," commented Mr. Gur, SatixFy’s incoming CEO. "SatixFy’s strong technological backbone and IP, combined with its highly experienced team and dedicated employees, make it a very attractive proposition with significant short and long-term potential. I believe that SatixFy is uniquely positioned to capture the opportunities in the fast-growing satellite communications market, and I look forward to realizing our potential."

"We are glad to have someone of Ido’s caliber lead our team, with a strong track record in the communications industry and two decades of managerial experience,” commented Mr. Yoav Leibovitch, SatixFy’s Co-Founder and Chairman. “I believe that his commercial expertise, his history of successfully driving growth and development, while maintaining an innovative and collaborative culture, make him a good fit for SatixFy. I congratulate Ido on his appointment. I would also like to take this opportunity to thank our outgoing CEO, David for his commitment and contribution to SatixFy, and wish him all the best with his future endeavors.”

David Ripstein, SatixFy’s outgoing CEO, commented, “I am pleased to pass on the reins to new leadership, which will take the Company to the next stage in its development. With full confidence in SatixFy’s management, the superb team of devoted employees and the company’s ground-breaking technology, I will be proud to watch SatixFy’s continued long-term growth and development. “

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the US, UK and Bulgaria. For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak, info@satixfy.com

SAT-COM

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